EXHIBIT 99.1

Brookfield Business Partners Reports Third Quarter 2017 Results

BROOKFIELD, NEWS, Nov. 06, 2017 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) (“Brookfield Business Partners”) announced today financial results for the quarter ended September 30, 2017.

“We had an active quarter integrating previously announced business acquisitions and completing others. We acquired two high quality businesses this quarter; Loblaw’s gas station operations and Teekay Offshore Partners L.P. ('Teekay Offshore'). We were also selected as the successful proponent of the largest casino concession ever awarded in Canada,” said Cyrus Madon, CEO of Brookfield Business Partners. “For the balance of the year our focus is the integration of our newly acquired operations, which we expect will contribute meaningfully to our Company FFO in 2018.”

	Three months ended September 30		Nine months ended September 30
US$ millions (except per unit amount), unaudited	2017	2016	2017	2016
Net income attributable to unitholders[1]	$9	$20	$69	$(18)
Net (loss) income per limited partnership unit[2,3,4]	$(0.15)	$0.22	$0.40	n/a
Company FFO[1,5]	$46	$50	$184	$145

Brookfield Business Partners reported net income attributable to unitholders for the quarter ended September 30, 2017 of $9 million compared to $20 million in the third quarter 2016. Net income per unit was a loss of $0.15, including the impact of the incentive distribution. Company FFO totaled $46 million for the quarter compared to $50 million in 2016. Our Company FFO benefited from strong results in our business services and industrials segments, which were offset by a $16 million loss on the sale of an oil and gas producer in Western Canada in our energy segment, as previously disclosed.

Operational Update

The following table presents Company FFO by segment:

	Three months ended September 30		Nine months ended September 30
US$ millions, unaudited	2017	2016	2017	2016
Business Services	$23	$18	$44	$35
Construction Services	17	16	26	63
Energy	(5)	12	26	47
Industrial Operations	22	11	109	8
Corporate and Other	(11)	(7)	(21)	(8)
Company FFO[1,5]	$46	$50	$184	$145

Our business services segment generated Company FFO of $23 million in the third quarter of 2017, compared to $18 million in the third quarter of 2016. Results benefited from positive contributions from the acquisitions of Greenergy, a road fuels distributor that we acquired in May 2017, and the Loblaw gas station operations, a fuel marketing business, acquired in July 2017. Our facilities management business posted strong results and we completed a small tuck-in acquisition to further its growth strategy. Results in this segment were partially offset by lower results at our financial advisory service business, which tends to have variability in its results.

Our construction services segment contributed $17 million of Company FFO in the quarter, compared to $16 million in 2016. Marginally improved results from our Australian and U.K. operations relative to prior year were partially offset by lower activity in the Middle East. Our backlog has increased to $8 billion as we secured seven projects during the quarter. This included One Nine Elms, a mixed-use development in London, 447 Collins Street a mixed-use development in Melbourne, and AYKON London One, a 50 story residential tower in London. Following quarter end, we were awarded The Address Residences Jumeirah Gate, a mixed-use development in Dubai and Transit City, a residential development in Toronto.

Our energy segment reported a Company FFO loss of $5 million during the quarter, compared to Company FFO of $12 million in the prior year, primarily due to a $16 million loss on the sale of our smaller oil and gas producer in Western Canada. Our Western Canadian natural gas operations reported a marginally stronger quarter, as our hedging program partially protected us from weak spot pricing caused by pipeline outages during the quarter.

Our industrial operations segment generated Company FFO of $22 million during the third quarter, compared to $11 million in 2016. Company FFO for 2016 included $7 million of net gains from the sale of public security investments. Our results for the third quarter of 2017 benefited from a full quarter contribution from BRK Ambiental, our Brazilian water services operation acquired in May 2017. In addition, our graphite electrode and palladium mining operations generated stronger results in the third quarter compared to 2016, primarily due to an increase in sales volumes and higher realized prices at both operations.

Strategic Initiatives Update

During the quarter, together with institutional partners, we acquired a network of 213 Canadian gas stations and associated convenience kiosks from Loblaw Companies Limited. Our equity investment was approximately $43 million for a 26% share of the business. We have begun the process of rebranding to the Mobil fuel brand and we intend to grow this business by further building out its network.

In August we were selected, together with institutional partners (collectively, “Brookfield”) and Great Canadian Gaming Corporation (“Great Canadian”), as the successful proponent by the Ontario Lottery and Gaming Corporation (“OLG”) to operate certain gaming facilities in the Greater Toronto Area (the “GTA Bundle”). As a result of this award, Brookfield and Great Canadian will acquire all the gaming assets in the GTA Bundle and the exclusive right to operate these assets for a minimum period of 22 years, with a 10 year extension option, in accordance with the requirements of a Casino Operating and Services Agreement. Brookfield and Great Canadian will each hold a 49% interest in a newly formed partnership. The partnership will work closely with all vested stakeholders to revitalize the GTA Bundle and enhance guest experience.

In September, together with institutional partners, we completed the acquisition of 60% of the common units of Teekay Offshore. Brookfield Business Partners funded $317 million for a 25% share of the business. Teekay Offshore is a leading global provider of marine services and solutions focused on production and logistics to the offshore oil industry. Our investment will strengthen Teekay Offshore’s balance sheet, allowing the company to execute on its strategy and take advantage of future growth opportunities.

Subsequent to the quarter, together with institutional partners, we provided a $123 million first lien secured loan to Total Environment Group. Our share of the investment was approximately $32 million. Total Environment is a Bangalore-based home builder and proceeds of the loan will be used to refinance debt and fund construction of a portfolio of five residential projects totaling six million square feet.

During the quarter, we issued approximately 20 million units for a total of $600 million in gross proceeds through a bought deal equity offering and concurrent private placements that closed on September 26, 2017. The proceeds will be used for general corporate purposes, including the funding of previously announced transactions and future growth opportunities. We also increased our revolving unsecured credit facilities by $100 million to an aggregate of $250 million. These transactions brought our total liquidity, after accounting for our closed and announced transactions, to approximately $1 billion. Subsequent to the quarter end, the underwriters of our September 2017 equity offering exercised their over-allotment option and purchased approximately one million additional units for additional gross proceeds of approximately $30 million upon closing of the over-allotment option on October 26, 2017.

Distribution

The Board has declared a quarterly distribution in the amount of $0.0625 per unit, payable on December 29, 2017 to unitholders of record as at the close of business on November 30, 2017.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings/financial-reports.

Notes:

1 Attributable to parent company prior to the spin-off on June 20, 2016 (“Spin-off”) and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders post Spin-off.
2 Comparative figures for the nine months ended September 30, 2016 not representative of performance, as units were spun out on June 20, 2016.
3 Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and nine months ended September 30, 2017 was 108.9 million and 108.3 million respectively, and for the three months ended September 30, 2016 was 92 million.
4 Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period. A reconciliation of net income per unit is available on page 9 of this release.
5 Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment. A reconciliation of net income to Company FFO is available on page 7 and 8 of this release.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE:BAM) (TSX:BAM.A) (EURONEXT:BAMA), a leading global alternative asset manager with over $250 billion of assets under management.

For more information, please visit our website at https://bbu.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Courtney Burke Tel: (416) 369-2629 Email: courtney.burke@brookfield.com

Conference Call and Third Quarter 2017 Earnings Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2017 third quarter results as well as the Letter to Unitholders and Supplemental Information on our website at https://bbu.brookfield.com

The conference call can be accessed via webcast on November 6, 2017 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial +1-604-638-5340, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-669-9658 or +1-604-674-8052 (Password 1671#).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This press release contains references to Company FFO. When determining Company FFO, we include our unitholders’ proportionate share of Company FFO for equity accounted investments. Company FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Company FFO or Funds from Operations used by other entities. We believe that this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units and general partnership units.

Brookfield Business Partners L.P. Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sept. 30, 2017	Dec. 31, 2016

Assets
Cash and cash equivalents	$1,573	$1,050
Financial assets	680	539
Accounts receivable, net	4,057	1,797
Inventory and other assets	1,504	647
Assets held for sale	17	264
Property, plant and equipment	2,569	2,096
Deferred income tax assets	175	111
Intangible assets	3,202	371
Equity accounted investments	626	166
Goodwill	1,527	1,152
Total assets	$15,930	$8,193

Liabilities and equity
Liabilities
Accounts payable and other	$5,344	$2,457
Liabilities associated with assets held for sale	13	66
Borrowings	3,662	1,551
Deferred income tax liabilities	880	81
Total liabilities	9,899	4,155

Equity[1]
Limited partners	1,641	1,206
General partner	-	-
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,540	1,295
Interest of others in operating subsidiaries	2,850	1,537
Total equity	6,031	4,038
Total liabilities and equity	$15,930	$8,193

Note:

1 Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and preferred shareholders post Spin-off.

Brookfield Business Partners L.P. Consolidated Statements of Operating Results

US$ millions, unaudited	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016

Revenues	$7,640	$2,043	$14,444	$5,728
Direct operating costs	(7,295)	(1,889)	(13,842)	(5,322)
General and administrative expenses	(95)	(70)	(233)	(197)
Depreciation and amortization expense	(109)	(71)	(262)	(219)
Interest expense	(66)	(24)	(135)	(71)
Equity accounted income, net	37	28	61	75
Impairment expense	-	-	(30)	(106)
Gain on acquisitions/dispositions	(14)	29	267	57
Other income (expenses), net	(41)	11	(36)	(20)
Income (loss) before income tax	57	57	234	(75)
Income tax (expense) recovery
Current	(19)	(8)	(19)	(18)
Deferred	6	3	6	25
Net income (loss)	$44	$52	$221	$(68)
Attributable to1:
Limited partners	$(8)	$9	$21	$8
General partner	-	-	-	-
Brookfield Asset Management Inc.	-	-	-	(35)
Non-controlling interests attributable to:	-	-	-	-
Redemption-exchange units held be Brookfield Asset Management Inc.	(8)	11	23	9
Special Limited Partners	25	-	25	-
Interest of others	$35	$32	$152	$(50)

Note:

1 Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders post Spin-off.

Brookfield Business Partners L.P. Statements of Company Funds from Operations

For the 3 months ended September 30, 2017 US$ millions, unaudited	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$1,237	$5,833	$66	$503	$1	$7,640
Direct operating costs	(1,206)	(5,703)	(50)	(335)	(1)	(7,295)
General and administrative expenses	(11)	(39)	(4)	(29)	(12)	(95)
Interest expense	-	(15)	(7)	(44)	-	(66)
Equity accounted Company FFO	-	8	12	-	-	20
Current income taxes	(3)	(12)	2	(7)	1	(19)
Realized disposition gains, net	-	11	(48)	-	-	(37)
Company FFO attributable to others	-	(60)	24	(66)	-	(102)
Company FFO[1,2]	17	23	(5)	22	(11)	46
Depreciation and amortization						(109)
Realized disposition gains recorded in fair value changes or prior periods						23
Deferred income taxes						6
Other Income/(expense), net						(41)
Non-cash items attributable to equity accounted investments						17
Non-cash items attributable to others						67
Net income attributable to unitholders[2]						$9

Note:

1 The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partner’s Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
2 Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders post Spin-off.

Brookfield Business Partners L.P. Statements of Company Funds from Operations

For the 9 months ended September 30, 2017 US$ millions, unaudited	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$3,378	$9,722	$199	$1,140	$5	$14,444
Direct operating costs	(3,330)	(9,493)	(146)	(870)	(3)	(13,842)
General and administrative expenses	(33)	(92)	(12)	(66)	(30)	(233)
Interest expense	-	(28)	(20)	(87)	-	(135)
Equity accounted Company FFO	-	23	36	1	-	60
Current income taxes	9	(16)	1	(20)	7	(19)
Realized disposition gain, net	2	17	(12)	237	-	244
Company FFO attributable to others	-	(89)	(20)	(226)	-	(335)
Company FFO[1,2]	26	44	26	109	(21)	184
Depreciation and amortization						(262)
Impairment expense						(30)
Realized disposition gains recorded in fair value changes or prior periods						23
Deferred income taxes						6
Other income, net						(36)
Non-cash items attributable to equity accounted investments						1
Non-cash items attributable to others						183
Net income attributable to unitholders[2]						$69

Note:

1 The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
2 Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders post Spin-off.

Brookfield Business Partners L.P. Reconciliation of Net Income per Unit

	Three months ended September 30		Nine months ended September 30
US$, unaudited	2017	2016	2017	2016
Net income per unitholder, excluding incentive distribution[1,2,3]	$0.08	$0.22	$0.63	$	n/a
Incentive distribution per unit[2,3]	$(0.23)	$-	$(0.23)		n/a
Net (loss) income attributable to limited partnership unit[2,3,4]	$(0.15)	$0.22	$0.40	$	n/a

Note:

1 Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and preferred shareholders post Spin-off.
2 Comparative figures for the nine months ended September 30, 2016 are not representative of performance, as units were spun out on June 20, 2016.
3 Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and nine months ended September 30, 2017 was 108.9 million and 108.3 million respectively, and for the three months ended September 30, 2016 was 92 million.
4 Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period.